ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
Forward Funds		04692109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
December 14, 2009	June 22, 2009 to June 22, 2010	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond, it is hereby understood and agreed that the following shall not be Insureds under this Bond:

•	Accessor Limited Duration U.S. Government Fund, a series of

Forward Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN2.0-00 (1/02)

The Trustees of Forward Funds approved the following authorizations on

January 13, 2010

APPROVAL OF FIDELITY BOND AND D&O/E&O INSURANCE TAIL

COVERAGE

WHEREAS:	The Accessor Limited Duration U.S. Government Fund (“Limited Duration Fund”) a former series of Forward Funds (the “Trust”), was reorganized on December 11, 2009 (the “Reorganization”);

WHEREAS:	The Trust’s Joint Fidelity Bond and joint Directors’ and Officers’/Errors and Omissions Policy (“Joint D&O/E&O Policy”) issued by ICI Mutual Insurance Company (“ICI Mutual”), provides coverage for current series of the Trust;

WHEREAS:	The Board of Trustees (the “Board”) has determined that it is necessary and appropriate to include extended liability insurance for the Limited Duration Fund (“Tail Coverage”) for both the Joint Fidelity Bond and Joint D&O/E&O Policy covering, among others, the Board and officers of the Trust and officers and employees of Forward Management, LLC in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS:	There being no additional premiums assessed by ICI Mutual for the Tail Coverage; now therefore be it

RESOLVED:	That the Tail Coverage to the Joint Fidelity Bond and the Joint D&O/E&O Policy for the Limited Duration Fund for the period beginning December 14, 2009 through June 22, 2010, with the coverages and premiums as described at the meeting, be, and hereby is, approved on behalf of the Trust;

RESOLVED:	That the Treasurer and Secretary of the Trust be, and each of them hereby is, designated as an officer responsible for making the necessary filings and giving the notices with respect to such Joint Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intent and purpose of the foregoing resolutions.

ALLOCATION AGREEMENT

AGREEMENT made as of the 4th day of June, 2009, by and among Forward Funds, (the “Trust”), a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and Forward Management, LLC (“Forward Management,” and collectively with the Trust, the “Insureds”).

W I T N E S S E T H:

WHEREAS, pursuant to the requirements of Rule 17g-1 under the 1940 Act the Trust is required to maintain a fidelity bond against larceny and embezzlement covering certain of their officers and employees; and

WHEREAS, the Trust is managed by Forward Management, LLC; and

WHEREAS, the Insureds have entered into a Joint Insured Bond issued by ICI Mutual Insurance Company (the “Bond”); and

WHEREAS, the Insureds desire to provide for: (1) the method by which the amount of coverage provided under the Bond will be determined from time to time and (2) an equitable and proportionate allocation of any proceeds received under the Bond in the event that two or more of the Insureds suffer loss and consequently are entitled to recover under the Bond;

NOW THEREFORE, it is hereby agreed among the parties hereto as follows:

1. Amount of Coverage Maintained. The amount of the fidelity coverage under the Bond shall at all times be at least equal in amount to the sum of (i) the total amount of coverage which the Trust would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d) of Rule 17g-1 under the 1940 Act had the Trust not been named as an insured under the Bond; plus (ii) the amount of each bond which Forward Management would have been required to provide and maintain pursuant to federal statutes or regulations had it not been a named insured under the Bond. The amount of fidelity coverage under the Bond shall be approved at least annually by the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act.

2. Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the terms of the Bond, any recovery under the Bond shall be allocated between such Insureds as follows:

(a) If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total amount of loss suffered by the Insureds suffering loss, then each such Insured shall be entitled to recover the amount of its actual loss.

(b) If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage provided under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage which its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured(s) in proportion to its relative minimum coverage requirement.

(c) If (i) the amount of actual loss suffered by an Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of the other Insured exceeds its minimum coverage requirement and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then the Insured which has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If the other Insured has suffered actual loss, it shall be entitled to recover the remainder of the amount of the coverage under the Bond.

3. Allocation of Premiums. No premium shall be paid under the Bond unless the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, shall approve the portion of the premium to be paid by the Trust. The premium payable on the Bond shall be allocated between the Trust, and Forward Management as determined by the Board of Trustees of the Trust.

4. Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

5. Filing with the Commission. A copy of this Agreement and any amendment thereto shall be filed with the Securities and Exchange Commission.

6. Applicable Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Delaware.

7. Limitations of Liability of Trustees, Officers and Shareholders. A copy of the Declaration of Trust of Forward Funds is on file with the State of Delaware. It is hereby agreed that this Agreement is executed on behalf of the Trustees of the Trust as Trustees, and not individually. It is further agreed that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf by its duly authorized representative as of the day and year first above written.

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Forward Funds

By:	/s/ BARBARA H. TOLLE
Name:	Barbara H. Tolle
Title:	Treasurer

Forward Management, LLC

By:	/s/ J. ALAN REID, JR.
Name:	J. Alan Reid, Jr.
Title:	CEO

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The Trustees of Forward Funds approved the following authorizations on June 4, 2009

APPROVAL OF ALLOCATION AGREEMENT

RESOLVED:	That the Allocation Agreement between Forward Funds (the “Trust”) and Forward Management, LLC dated as of June 4, 2009, in substantially the form presented at this meeting, with such changes as any officer of the Trust, with the advice of counsel, may deem necessary or appropriate be, and it hereby is, approved.